SAMSON OIL & GAS ADVISES ON STRATEGIC GROWTH PLAN, CAPITAL EXPENDITURES AND OPERATIONS

Denver 1700 hours 7 October, 2010, Perth 0700 hours, 8 October, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that its Board of Directors held a three-day management meeting the week of September 23, 2010, including a field tour of the Company’s primary operations, meetings with the Company’s outside advisors and a comprehensive strategic review meeting.  At the conclusion of the meeting, the Board approved the Company’s growth strategy, capital budget, an operational plan and other initiatives described in this announcement. In summary, Samson intends to focus on developing its two oil plays in the Bakken in North Dakota and in the Niobrara play in Wyoming, rationalizing its existing gas producing portfolio and developing a suite of new prospects in the onshore Gulf Coast Basin.

Since closing the sale of 24,066 acres of its Goshen County, Wyoming acreage position with Chesapeake Energy Corporation, which is prospective for the Niobrara oil shale play, Samson has accumulated a cash balance of approximately US$70 million. Samson’s Board of Directors, after conducting a comprehensive review of operational, financial, economic and technical data, has developed a sustainable growth plan that calls for the investment of Samson’s new capital resources into a conservative and measured exploration and development program focused on developing and extending its existing oil assets and building an inventory of new prospects and other attractive opportunities.

North Stockyard Oil Field, North Dakota

This field contains six 640-acre sections in which Samson has participated in the drilling of five Bakken wells, including the Earl #1-13H, 1-13H well, which is currently being drilled, and the recently drilled Rodney #1-14H well, which is waiting on a fracture stimulation.  Assuming 640-acre spacing, the sixth well (the Harstad #2-15H) is expected to be spud in late 2010 or in the early part of 2011 and would be the final Bakken well drilled in the company’s existing leasehold. The Harstad #2-15H would twin the existing Harstad #1-15H well, which was completed in the Mission Canyon Formation. Because Samson believes that the field will ultimately be approved for development on 320 acres, it is likely that there will be an additional four drilling locations. The timing of these wells, however, depends on significant regulatory and commercial arrangements and is therefore uncertain.

Bakken Extension, North Dakota and Montana

Samson continues to examine projects for extending and expanding the company’s exposure to the middle Bakken horizon in both western North Dakota and eastern Montana as a partner or an operator. The Bakken oil shale play is well-established in the region and current acreage values remain attractive, primarily because the play is so extensive it continues to provide an adequate supply of quality acreage.

Hawks Springs, Wyoming

After the sale of 24,066 acres in Goshen County, Samson holds approximately 17,000 net acres in Goshen County, Wyoming that are prospective for the production of oil from the Niobrara Formation. The company’s preferred development strategy for the retained leasehold, referred to as the Hawk Springs project, is to farm-down a small part of its retained interest to a strategic partner. Ongoing discussions with prospective strategic partner(s) continue to progress and as a result, Samson is actively advancing its development plan, which comprises three steps:

1)
The acquisition of 3-D seismic data for the purpose of high-grading drilling locations and optimizing well design. Samson has contracted a seismic data acquisition company and the project is currently in the permitting process. Data acquisition operations are expected to commence in mid to late October and will cover an acquisition area of 65 square miles (41,600 acres), this area exceeds the net Samson acreage of 17,000 acres because inside the acquisition area there are un-leased acres which Samson will attempt to acquire in the future and in order to achieve full fold coverage over the acreage a “halo” of data must be acquired around the extremities of the area of interest.

2)
Following the processing and interpretation of the acquired data, Samson expects to drill two appraisal wells in the field. The appraisal wells are expected to be drilled horizontally with an extended lateral and completed using multi-stage fracture stimulation techniques, consistent with the company’s well designs employed in the successful Bakken development drilling program. Drilling operations for the two appraisal wells are currently scheduled for the first quarter of 2011. If the wells perform as expected, then the project would transition to full-field development.

3)	Full-field development would be initially planned as a single rig operation and build to a second drilling rig as results and market conditions warrant.

In addition to the Niobrara formation, there are two additional recognized target horizons in the region, including the J Sand and the Codell. The previously described 3-D seismic survey is designed to assess all three horizons to identify additional commercial potential for the purpose of mitigating total project risk.

Samson’s early review of the project area has revealed several very attractive features of the Hawk Springs project:

a)	The surface terrain is mostly flat and the retained acres are largely being used for agriculture, which simplifies drilling, facility construction and pipe laying activities.

b)	The area is serviced by quality paved roads.

c)
There is an oil-receiving truck terminal located within ten miles of the project area, with the capacity to take the anticipated oil production from the field. Although the initial production from the field would be transported by truck, the terminal could accommodate the terminus of an oil field pipeline. This terminal and the pipelines that it services have access to oil refineries in Wyoming, Utah and Colorado, giving several marketing options for produced crude oil.

d)
A major commercial grade railway line is located two miles from the northern boundary of the leasehold area, allowing access to rail trucked crude oil. Whilst there is no oil receiving terminal available at this time on the railway, the development of an oil pipeline to the railway line is a realistic possibility.  Rail trucking facilities  have proven economic for transporting oil out of other areas experiencing rapid growth in oil production, such as North Dakota, where multiplicity of markets become available.

e)	A major gas pipeline traverses the acreage, providing ready take-away capacity for associated natural gas production once a sales line and meter have been installed.

f)
Pipeline developers are discussing additional trunk lines for natural gas and there is a proposal for a new natural gas liquids pipeline that would initiate in North Dakota but travel south adjacent to the project.

g)	There are several electrical sub stations in the area that could be the recipient of electricity generated from natural gas fired power plants.

This initial review therefore has established that, whilst Goshen County, Wyoming has not been a highly active petroleum region in the past, the development of this resource will be eminently feasible and relatively inexpensive.

Samson has noted that the industry activity in the Niobrara has increased sharply with some recent horizontal wells being reported with initial production rates of:

Jake #2-01H, 1,558 boepd

Elmer 8-31H, 730 boepd

Red Poll 10-16H, 1,100 boepd

Critter Creek 2-03H, 570 boepd (choked back)

Critter Creek 4-09H 600 boepd (choked back)

Atlas #1-19H 1,075 boped

In addition some 86 well permits have been issued on are awaiting approval in the Goshen and Laramie Counties in South East of Wyoming, and industry reports suggest that in excess of 1000 square miles of 3D seismic data has or is in the process of being acquired. All of this activity points to the emergence of an emerging horizontal oil play.

Gulf Coast Basin

Samson intends to utilize its considerable in-house capability to generate quality prospects and selectively pursue the development of a prospect portfolio in the onshore Gulf Coast Basin.  The Company’s Board of Directors hold the view that existing natural gas producers in the United States have the assets and resources to react quickly enough to meet any short-term increase in demand, making it likely that gas prices will remain low in the short term.  Therefore, In light of the current and prospective commodity price, Samson’s near term gas drilling will be restricted to the Diamondback well, which is due to spud in November. At current gas prices Diamondback remains an attractive investment but Samson’s development focus will remain on its two oil projects.

Notwithstanding its plan to defer drilling gas wells at this time, because existing 3-D seismic data can be acquired for such properties cheaply in the current pricing environment, Samson will be looking for opportunities to develop a quality prospect inventory.

Capital Budget

The Board of Directors has approved an initial capital budget of US$11.2 million for fiscal year 2010/2011, which ends on June 30, 2011, for drilling and for seismic data acquisition. This budget assumes that the North Stockyard development is completed as outlined above, the North Platte 3-D seismic is acquired, and the initial two wells in Hawks Springs are fully carried, along with the drilling of Diamondback.

The Board of Directors also reviewed a conditional budget which assumed that the initial appraisal of Hawks Springs was successful and that full-field development was initiated based on a determination that the appraisal well results demonstrate the viability of commercial development.  In this event, the capital budget would increase to approximately US$ 36.7 million, reflecting the additional drilling that would proceed in Hawks Springs. It should be emphasized that this expenditure has not yet been approved by the Board.

Asset Disposal

The Directors approved offering the Company’s existing gas assets for sale.  Besides streamlining the Company’s portfolio, such sales would be expected to result in tax losses that offset a portion of the tax liability that the Company incurred as a result of the recent land sale in Goshen County. These assets are expected to be marketed towards the end of the calendar year 2010.

No definitive advice as to the Company’s ultimate tax liability for the year can be given at this point because Samson’s tax advisors are completing an analysis of the Company’s cumulative tax liability from current and prior years and the tax loss generated from the sale of existing gas assets will depend on the ultimate sale price of the assets.

Debt

Samson has a term debt facility with an outstanding balance of US$ 10.6 million which matures in May 2011, this facility is being repaid at US$0.2 million per month and the expected balance at maturity of US$9.4 million will be repaid on that date.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.18 per ADS on October 7th, 2010 the company has a current market capitalization of approximately US$ 98.18 million.  Correspondingly, based on the ASX closing price of A$0.064 on October 7th, 2010, the company has a current market capitalization of A$ 106.50 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.